Parallel Flight Technologies, Inc.



ANNUAL REPORT

450 McQuaide Drive

La Selva Beach , CA 95076

0

https://parallelflight.com/

This Annual Report is dated April 27, 2023.

BUSINESS

Parallel Flight is pioneering intelligent hover and vertical lift with sustainable, autonomous UAV solutions to save lives, property, and the environment. Our transformative Parallel Hybrid propulsion technology allows UAV platforms to carry heavy payloads for long durations and can be applied across multiple logistics verticals, including real-time and complex healthcare logistics, tactical support for wildland firefighters and first responders, industrial logistics, military, and other mission-critical applications, globally.

In addition to our Parallel Hybrid Drive technology, we are building a proprietary technology stack, which incorporates AI, machine learning, and software-enabled capabilities to solve key customer challenges. Our analysis shows that solutions built on our technology stack will drastically outperform helicopter-based solutions with the potential to lower operational costs by 50-75% and reduce the carbon footprint 90% for many applications.

Our flagship aircraft, Firefly, is a UAS heavy-lift workhorse, designed to autonomously carry out critical missions for customers across several global industries. Unlike existing all-electric multirotor systems, Firefly is designed to carry and hover with 100 lbs of payload + fuel for 1.6+ hours. Firefly boasts true gas+electric redundancy and a ballistic parachute with the aim of making it the safest unmanned, vertical-lift platform on the market. PFT is actively expanding its IP portfolio and has one issued patent on its core technology and three pending patents.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,069,754.39
Number of Securities Sold: 814,855
Use of proceeds: Prototype development and growing the staff
Date: January 14, 2020
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $321,652.00
Number of Securities Sold: 125,251
Use of proceeds: Continued development and flight testing
Date: July 24, 2020
Offering exemption relied upon: 506(c)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $6,103,433.15
Number of Securities Sold: 1,333,873
Use of proceeds: Continued product development and testing, as well as business development.
Date: July 01, 2021
Offering exemption relied upon: Regulation A+

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $1,227,968.65
Number of Securities Sold: 59,131
Use of proceeds: The raise supported extensive aircraft and propulsion technology testing and continued R&D.
Date: June 28, 2022
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE
Final amount sold: $112,000.00
Use of proceeds: R&D and/or other operating expenses
Date: October 31, 2022
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022, compared to year ended December 31, 2021, and from inception on September 10th, 2018, as well as comparison to Year Ended December 31, 2022.

Revenue
For the 2022 Annual Period, our revenue was $292,599, compared to $233,349, for the 2021 Annual Period. Our revenue during both the 2021 Annual Period and the 2022 Annual Period is attributable solely to government grants. Other than grants, there was no other revenue as PFT was still focused solely on the R&D of its Parallel Hybrid propulsion technology and UAS platform.

Gross Margins
N/A as PFT is still pre-commercial.

Expenses
Throughout the 2022 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development. For the 2022 Annual Period, our operating expenses were $2,997,197, including $705,116 for general and administrative, $468,494 for sales and marketing, and $1,823,587 for research and development. For the 2021 Annual Period, our operating expenses were $3,198,750, including $886,210 for general and administrative, $22,932 for sales and marketing, and $2,289,608 for research and development. Our operating expenses were higher during the 2021 Annual Period, primarily because of our increased research and development efforts, increase in our staff and our research and development expenses to achieve the following:

—Patent & IP related advances - PFT was awarded a patent, and given a favorable review for an international PCT filing.

—Ongoing testing and product launch - Completed 420 hours of PHEM power module testing and unveiled our production-intent Parallel Hybrid Electric Multirotor (PHEM) Power Module

—Released our Firefly Product Sample 1 and began HIL (Hardware-in-the-Loop) and mission testing

—Our ongoing test program is flying our drones fully autonomously with up to 100lbs of payload.

—Continue BD efforts in multiple verticals - Continued our active USDA Phase 2 and successfully integrated Drone Amplified's IGNIS 4K Max to deliver an autonomous aerial controlled burn solution with 10x the acreage burn capabilities

Net Loss
Our net loss for the 2022 Annual Period was $2,704,598, compared to $2,965,401 for the 2021 Annual Period.

Historical results and cash flows:
Over the past 2 years R&D areas were the most cash-flow intensive. The cash for these activities was generated by selling equity and from federal SBIR grants. When Parallel Flight transitions from product development to manufacturing and product deployment, investors should expect to see revenue from sales. Due to the need to continue and expand testing, pay for aircraft certification costs, set up manufacturing, and scale operations globally, more cash will need to be raised by selling equity in the near term thus we expect historical results to be representative of what investors should expect for the near future until we are revenue generating.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,056,902.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SAFE HOLDERS
Amount Owed: $10,000.00
Interest Rate: 0.0%
If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 15%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The face value of the note is 10,000 but with discount rate of 85% it is recorded in the financials as 11764. 10,000/.85 = 11,764.

Creditor: Sand Hill Angles SAFE
Amount Owed: $112,000.00
Interest Rate: 0.0%
If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 20%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Creditor: Jasmeet Lamba
Amount Owed: $160,000.00
Interest Rate: 0.0%
During 2022, the Company entered into a consulting agreement. Under the agreement, the

consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. As of December 31, 2022, the Company has accrued approximately $164,000 in relation to this contracted in accrued expenses in the accompanying balance sheet.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joshua Resnick

Joshua Resnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Chief Technology Officer, President and Director
Dates of Service: September, 2018 - Present
Responsibilities: Highest executive authority and decision maker for the company, and president of the board. Salary is $128,000 plus health coverage benefits. No equity compensation.

Other business experience in the past three years:

Employer: Tesla Motors, Inc.
Title: Lead EE on the Tesla Semi Truck Program
Dates of Service: June, 2015 - January, 2019
Responsibilities: Led the system architecture and low-voltage engineering efforts for the Semi Truck program, as well as working on many truck mechanical systems.

Name: David Adams

David Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Operations
Dates of Service: September, 2018 - Present
Responsibilities: Overseeing hardware development and directing company operations. Compensation for this role is $132,000 per year plus health benefits.

Position: Treasurer
Dates of Service: September, 2018 - Present
Responsibilities: Managing company finances.

Other business experience in the past three years:

Employer: Verb Surgical
Title: Sr. Systems Integration Engineer
Dates of Service: November, 2017 - August, 2019

Responsibilities: Integrating surgical robotics systems.

Name: Robert Hulter

Robert Hulter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Software and Controls
Dates of Service: September, 2018 - Present
Responsibilities: Responsible for development of software for unmanned systems.
Compensation for this role is $132,000 plus health benefits.

Position: Secretary
Dates of Service: September, 2018 - Present
Responsibilities: Taking board meeting minutes.

Other business experience in the past three years:

Employer: OLT Solar
Title: Sr. Electrical Engineer
Dates of Service: January, 2010 - January, 2020
Responsibilities: Designing solar cell robotics cells.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Joshua Resnick
Amount and nature of Beneficial ownership: 2,000,000
Percent of class: 24.2

RELATED PARTY TRANSACTIONS

Name of Entity: David Adams
Relationship to Company: Director
Nature / amount of interest in the transaction: David and one of his relatives purchased a SAFE and then opted to covert the SAFE to shares.
Material Terms: David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, which they have converted into Class A

Common Stock in May 2021.

OUR SECURITIES

The company has authorized Simple Agreement for Future Equity (SAFE), Class A Common Stock, Class B Common Stock, and SAFE Post-Money Valuation Cap with Discount . As part of the Regulation Crowdfunding raise, the Company will be offering up to 370,081 of Class B Common Stock.

Simple Agreement for Future Equity (SAFE)

The security will convert into Safe preferred stock (equity financing event), common stock (liquidity event) and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event
Material Rights

Note: Parallel Flight received $250,000 in SAFE's and subsequently, all but $10,000 opted to convert to shares. The face value of the note is 10,000 but with a discount rate of 85% it is recorded in the financials as $11,764. 10,000/.85= $11,764.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,716,543 outstanding.

Voting Rights

One vote per share of Class A Common Stock.

Material Rights

Stock Options

The Company has an Option pool in place for the grant of 700,000 options for Class A Common Stock, which were included in the total issued Class A Common Stock. To this date, the Company has granted 296,174 options.

Additional Class A Rights

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions. The Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock if such disparate dividend or distribution is approved in advance by the affirmative vote

Upon the dissolution, liquidation or winding up of the corporation, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 1,519,341 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters except that holders of Class B Common Stock are not entitled to a vote.

Class B Common Stock may not be converted at the option of the holder.

All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors.

SAFE Post-Money Valuation Cap with Discount

The security will convert into Safe preferred shares and the terms of the SAFE Post-Money Valuation Cap with Discount are outlined below:

Amount outstanding: $112,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $36,000,000.00
Conversion Trigger: Equity Financing
Material Rights

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to $3,700,827.89 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Parallel Flight Technologies Inc. was formed on 9/10/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Parallel Flight Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our drone product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a patent, a number of Internet domain names and trade secrets and other intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in engineering, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. It is also possible that the Company could fail to retain key personnel or officers which could affect our operations or ability to execute our business plan. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), EASA (EUROPEAN AVIATION SAFETY AGENCY), CASA (Civil Aviation Safety Authority), TC (Transport Canada) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Hiring New Executives and Equity Incentive Plan Our future success depends on the efforts of key personnel and our senior leadership team. As we grow, we anticipate the need to hire additional members of the senior leadership team. To attract top talent, we will need to offer key hires shares or share options or other forms of equity compensation which may be granted at a price per share that is more advantageous than the price per share for the Class B Shares issued in this offering. In addition to hiring new talent, we need to ensure that we retain our current talent as the company grows. To enable that talent retention, we will need to increase our current equity incentive plan.Both of these actions will have a dilutive effect on the overall shares held by the investors in this offering. Future Contracting Arrangements As we grow, we anticipate entering into a range of contractual arrangements which may necessitate a variety of forms of compensation. Such compensation will be directly linked to the potential economic success of the contractual relationship and may include a variety of compensation models including cash and/or equity. Other Concurrent Funding Rounds In order to meet what we reasonably believe is necessary for the ongoing growth and financial viability of the company, we anticipate the need to raise in the region of an additional $5m - $15m concurrent with but separate to this Reg CF funding round. The company will engage with private and institutional investors in an effort to raise these funds. The terms of such funding are yet to be negotiated, however, the price per share offered in any separate funding round(s) may be more advantageous than the price per share for [Class B Shares] issued in this offering. Such funding rounds will have a dilutive effect on the overall shares held by the investors in this offering. Going Concern Risk Factor There is substantial doubt about the Company's ability to continue as a going concern. During 2023 the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. Developing new products and technologies entails significant risks and uncertainties We are currently in the research, development, and testing stage and have only manufactured prototypes for our UAS products. Delays or cost overruns in the development of our UAS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, regulatory hurdles, and supply chain disruptions. Any of these events could materially and adversely affect our operating performance and results of operations. Contracts under development and MOUs may not result in actual revenues We are currently developing contracts with the USDA as well as other potential customers. These contracts may fail to materialize or we may fail to perform on certain terms of the contracts resulting in no revenue being realized. Also, our recently signed MOU with USAF provides no guarantee of a contract or revenue. The Company is currently seeking specific contracts with certain customers that are not yet finalized. The company has 48+ signed letters of intent from various potential customers who are interested in Parallel Flights technologies. Letters of Intent are not binding contracts. Our LOIs take into account multiple potential revenue streams of aircraft sales, aircraft leases, and aircraft maintenance which add to potential recurring revenue. LOIs are not official offers, are non-binding, and all details would need to be negotiated and executed through a formal Purchase (or other) Agreement. Currently, we are also specifically targeting contracts with USDA however these negotiations and Letters of Intent may never result in actual revenues.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Parallel Flight Technologies, Inc.

By   /s/ *Joshua Resnick*

    Name: Parallel Flight Technologies, Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

PARALELL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

CONTENTS

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (a Delaware corporation, the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
April 25, 2023

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

2

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEETS

	December 31,	
	2022	**2021**
ASSETS		
CURRENT ASSETS		
Cash	1,056,902 $	2,262,190
Prepaid expenses	4,420	33,563
TOTAL CURRENT ASSETS	1,061,322	2,295,753
PROPERTY AND EQUIPMENT, NET	98,090	124,965
TOTAL ASSETS	$ 1,159,412 $	2,420,718
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	81,612 $	66,684
Accrued expenses	274,448	138,600
Deferred revenue	113,502	-
TOTAL CURRENT LIABILITIES	469,562	205,284
LONG-TERM LIABILITIES		
Simple agreements for future equity (SAFEs) - Note 6	123,764	11,764
TOTAL LIABILITIES	593,326	217,048
STOCKHOLDERS' EQUITY		
Class A common stock, $0.00001 par value-8,000,000 authorized;		
6,016,543 and 6,008,424 issued and outstanding, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized;		
1,519,627 and 1,453,795 issued and outstanding, respectively	15	14
Stock subscription receivable	(17,062)	(55,173)
Additional paid-in capital	7,753,848	6,724,946
Accumulated deficit	(7,170,775)	(4,466,177)
TOTAL STOCKHOLDERS' EQUITY	566,086	2,203,670
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,159,412 $	2,420,718

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,	
	2022	**2021**
GRANT REVENUE	292,599	$ 233,349
OPERATING EXPENSES		
General and administrative	705,116	886,210
Sales and marketing	468,494	22,932
Research and development	1,823,587	2,289,608
	2,997,197	3,198,750
NET LOSS	(2,704,598)	(2,965,401)
Weighted average loss per share of Class A and B common stock - basic and diluted	$ (0.36)	$ (0.42)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,510,954	7,044,701

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A- Common Stock		Class B- Common Stock		Stock Subscription	Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Total
Balance at December 31, 2020	6,008,424	$ 60	313,569	$ 3	$ (49,921)	$ 2,253,958	$ (1,500,776)	$ 703,324
Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	1,117,869	11	(55,173)	5,221,448	-	5,166,286
Issuance of common stock for offering costs	-	-	22,357	-	-	-	-	-
Offering costs	-	-	-	-	-	(838,824)	-	(838,824)
Stock-based compensation	-	-	-	-	-	88,364	-	88,364
Net loss	-	-	-	-	-	-	(2,965,401)	(2,965,401)
Balance at December 31, 2021	6,008,424	60	1,453,795	14	(55,173)	6,724,946	(4,466,177)	2,203,670
Issuance of common stock for cash - Reg CF	8,119	-	59,131	1	(17,062)	1,091,092	-	1,074,031
Issuance of common stock for cash - Reg A	-	-	5,629	-	55,173	14,053	-	69,226
Issuance of common stock for offering costs	-	-	1,072	-	-	-	-	-
Offering costs	-	-	-	-	-	(174,743)	-	(174,743)
Stock-based compensation	-	-	-	-	-	98,500	-	98,500
Net loss	-	-	-	-	-	-	(2,704,598)	(2,704,598)
Balance at December 31, 2022	6,016,543	$ 60	1,519,627	$ 15	$ (17,062)	$ 7,753,848	$ (7,170,775)	$ 566,086

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

| | For the Year Ended December 31, | |
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,704,598)	$ (2,965,401)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation	26,875	22,057
Stock based compensation	98,500	88,364
Changes in operating assets and liabilities:		
Prepaid expenses	26,875	(26,774)
Accounts payable	17,196	32,178
Accrued liabilities	135,848	101,237
Deferred Revenue	113,502	(86,349)
Net Cash Used In Operating Activities	(2,285,802)	(2,834,688)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(98,433)
Net Cash Used In Investing Activities	-	(98,433)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from SAFE agreements	112,000	
Common stock issued for cash, net of offering costs	968,514	4,377,383
Net Cash Provided By Financing Activities	1,080,514	4,377,383
NET CHANGE IN CASH	(1,205,288)	1,444,262
CASH AT BEGINNING OF YEAR	2,262,190	817,928
CASH AT END OF YEAR	$ 1,056,902	$ 2,262,190

See accompanying notes to the financial statements

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. was founded on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company's proprietary heavy-lift technology. The Company's aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company's technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three level of inputs that may be used to measure fair value:

    Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2: Include other inputs that are directly or indirectly observable in the marketplace.

    Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The Company has Simple Agreements for Future Equity ("SAFEs") which are considered level 3 liabilities. See Notes 5 and 6.

Risks and Uncertainties
The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the United States of America and worldwide, along with local, state, and federal government policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash
The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Property and Equipment
Property and equipment is stated at cost. Depreciation and amortization are computed by using the straight-line method based on the estimated useful lives of the assets, which range from seven years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets
The Company reviews its long-lived assets in accordance with Accounting Standards Codification (ASC) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (SAFEs)
The Company accounts for its SAFEs as derivative liabilities under the Financial Accounting Standard Board's (FASB) Accounting Standards Codification (ASC) section 815-10 and ASC section 815-40. No changes in the fair value of the SAFEs occurred during 2022. See Notes 5 and 6.

Revenue Recognition
In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants are recognized in the period during the conditions under the grant have been met and the Company has made payment for the related expenses. Grant revenue was $292,599 and $233,349 for the years ended December 31, 2022 and 2021, respectively, based on the costs incurred to date in relation to the overall grant expected expenditures. In relation to grant revenue, as of December 31, 2022 and 2021, the Company deferred $113,502 and $0, respectively, related to receipt of funds in advance of completing performance obligations under the agreement. While grant revenue comes from limited sources, Management does not believe the loss of such revenues would have a material effect on the Company's operations.

Research and Development
The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These cots are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $1,823,585 and $2,289,608 for the years ended December 31, 2022 and 2021, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2022 and 2021, was approximately $1,801,000 and $1,333,000, respectively, which primarily consists of net operating loss carry forwards and capitalized R&D. As of December 31, 2022 and 2021, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2022 and 2021, the Company recorded an increase to valuation allowance for approximately $468,000 and $859,000, respectively.

At December 31, 2022 and 2021, the Company had federal and state net operating loss carry forwards of approximately $4,714,000 and $4,466,000, respectively. The CARES Act amended rules related to the Company's federal net operating losses allowing for the NOLs to be carried forward indefinitely. The California net operating losses expire on various dates through 2042.

At December 31, 2022 and 2021, the applicable federal and state rates used in calculating the deferred tax provision was 28%. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States of America (the "US") and files tax returns in the US Federal jurisdiction and California state jurisdiction. The Company is subject to US Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company is not currently under examination by any tax authority.

Stock-Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee's requisite vesting period and over the non-employee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share
The Company computes net income per share of Class A and Class B common stock combined, as the each class of stock has identical rights and privileges, except for voting rights (Note 8). Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's Equity Incentive Plan (Note 9) and its convertible SAFEs (Note 6).

Concentration of Credit Risk
The Company's financial instruments include cash.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash. The Company limits its exposure to credit risk surrounding cash by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

New Accounting Standards
The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $2,704,598 and $ 2,965,401, and has net cash used in operating activities of $2,285,802 and $2,834,688 for the years ended December 31, 2022 and 2021, respectively. The Company requires additional capital to enable its business objectives and continue technology development. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

| | December 31, | |
	2022	2021
Automotive equipment	$ 57,554	$ 57,554
Machinery and equipment	92,584	92,584
	150,138	150,138
Less accumulated depreciation	(52,048)	(25,173)
	$ 98,090	$ 124,965

Depreciation expense for the years ended December 31, 2022 and 2021 was $26,875 and $22,057 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5 – Fair Value Measurements

The Company's SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs.

There were no changes in fair value during the years ended December 31, 2022 and 2021, in level 3 liabilities measured at fair value on a recurring basis. A rollfowards of SAFE liabilities is as follows:

	December 31, 2022	December 31, 2021
Balance at beginning of period	$ 11,764	$ 11,764
Issuances	112,000	-
Balance at end of period	$ 123,764	$ 11,764

NOTE 6 – Simple Agreements for Future Equity (SAFEs)

As of December 31, 2021, the Company SAFEs totaling $11,764 outstanding. During 2022, the Company issued $112,000 in new SAFEs.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of December 31, 2022 and 2021, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

During 2022, the Company entered into a consulting agreement. Under the agreement, the consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. As of December 31, 2022, the Company has accrued approximately $164,000 in relation to this contracted in accrued expenses in the accompanying balance sheet.

NOTE 8 – Stockholders' Equity

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights. At the direction of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (See Note 9).

During the years ended December 31, 2022, the Company issued 8,119 Class A Common Stock shares to correct shares issued from prior raises. The Company received approximately $2,500 related to this as one investor had not cleared compliance. The funds were received in 2022.

During the year ended December 31, 2022, the Company sold 59,131 Class B Common Stock shares through a Regulation Crowdfunding offering for gross proceeds of $1,091,093. Of these funds, $17,062 represents a subscription receivable as of December 31, 2022.

During the years ended December 31, 2022 and 2021, the Company sold 5,629 and 1,117,869 Class B Common Stock shares through a Regulation A offering for gross proceeds of $14,053 and $5,221,459, respectively. Of these funds $0 and $55,173 represents a subscription receivable at December 31, 2022 and 2021, respectively.

During the years ended December 31, 2022 and 2021, the Company incurred offering fees of $174,743 and $838,824, respectively, in connection with the various offerings described above. In addition, during the years ended December 31, 2022 and 2021, the Company issued 1,072 and 22,357 shares, respectively, to one of the funding intermediaries which both increases and decreases additional paid-in-capital for no net effect.

During 2022, the Company granted 25,000 shares of Class B common stock to two individuals under restricted stock awards. The grants have taken a form similar to a restricted stock unit and the shares have not yet been issued. The Company determined the fair value of these awards was $116,750 based on the fair value of the stock on the date of the grant. The awards vest over two to four years based on completion of service. During 2022, the Company recognized $38,698 in general administrative expense related to the vesting of these awards.   Future expense of approximately $78,000 will be recognized over approximately 2.2 years.

NOTE 9 – Stock-Based Compensation

The Company adopted its 2020 Equity Incentive Plan (the Plan) during 2020. The Plan enables the Board of Directors to utilize various forms of equity awards as defined by the Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan. Based on options outstanding under the plan at December 31, 2022, the Company has 342,877 shares available under the Plan.

During the years ended December 31, 2022 and 2021, the Company granted 5,000 and 114,817 stock options under the Plan. Stock option activity under the Plan is as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)
Outstanding at December 31, 2020	277,437	$ 1.40	9.5
Granted	114,817	4.67	-
Outstanding at December 31, 2021	392,254	$ 2.36	8.7
Granted	5,000	4.67	-
Forfeited	(40,131)	4.67	-
Outstanding at December 31, 2022	357,123	$ 2.06	7.5
Exercisable at December 31, 2022	322,302	$ 1.77	6.8
Vested or expected to vest at December 31, 2022	357,123	$ 2.06	7.5

The intrinsic value of vested options at December 31, 2022 is approximately $6,016,000. The weighted average grant date fair value per stock option granted during 2022 and 2021 was $1.84 and $1.82, respectively. Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2022 and 2021, was $59,833 and $88,364, respectively, and is included in general and administrative expense in the accompanying statements of operations. The Company has approximately $64,000 in unrecognized stock-based compensation that is expected to be recorded over a weighted average period of approximately 2 years. The estimation of fair value of all options granted by the Company in 2022 and 2021 is computed based on the Block-Scholes option pricing model with the following range of assumptions:

Average risk-free rate	0.73-1.46%
Expected volatility	40%
Expected life	6 years
Dividend yield	-

The Company recognized stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The dividend yield assumption for options granted it based on the Company's history and expectation of dividend payouts. Forfeitures are recognized as they occur.

NOTE 10 – Subsequent Events

During 2023, the Company commenced a raise under Regulation Crowdfunding. Through the date of these financial statements, the Company has sold approximately 70,042 shares of Class B Common stock for gross proceeds of approximately $372,000 before offering costs.

The Company's management has evaluated subsequent events from the balance sheet date through April 25, 2023, the date the at which the financial statements were available to be issued, and determined there are no other items to disclose.

CERTIFICATION

I, Joshua Resnick, Principal Executive Officer of Parallel Flight Technologies, Inc., hereby certify that the financial statements of Parallel Flight Technologies, Inc. included in this Report are true and complete in all material respects.

Joshua Resnick

CEO